SEC 1746 (2-98)
SF/209418.2
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              SI Technologies Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    783978109
                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 395-3330
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                 January 2, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


SF/209418.2
CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------

      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power       0..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power        404,300.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        404,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     404,300
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13............Percent of Class Represented by Amount in Row (11)     11.3%
                                                                     ----------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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SF/209418.2
CUSIP No. 783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------

      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
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Number of   7.    Sole Voting Power      0 ..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power        404,300.........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power        404,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     404,300
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13............Percent of Class Represented by Amount in Row (11)     11.3%
                                                                     ----------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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SF/209418.2
CUSIP No. 783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------

      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
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Number of   7.    Sole Voting Power     0  ..................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power        ................................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power     0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power        321,660.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     321,660
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     9.0%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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SF/209418.2
CUSIP No. 783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  .................................................................
           ------------------------------------------------------------------

      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power       0 .................................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power        82,640..........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power      0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power        82,640......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     82,640
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.3%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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SF/209418.2
Item 1  Security and Issuer

        This statement relates to Common Stock ("Common Stock"), issued by SI Technologies Inc.. The address of the principal executive offices of SI Technologies Inc. is 14192 Franklin Ave., Tustin, CA 92780



Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, George Town, Cayman Islands, BWI
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk and Anegada.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 321,660 shares of Common Stock owned by it was approximately $1,347,140. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 82,640 shares of Common Stock owned by it was approximately $227,359. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was originally purchased by the Reporting Persons for passive investment purposes.

        The Adviser has concerns regarding the business prospects of SI and is reviewing the alternatives, on behalf of all Reporting Persons. The Advisor intends to closely monitor developments relating to and affecting SI.

        Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of January 2, 2002, the Reporting Persons directly or indirectly beneficially owned 404,300 shares, or 9.0%, of Common Stock of SI Technologies Inc. (the approximate of the shares of Common Stock owned is based on 3,579,935 shares of common stock outstanding by SI Technologies on December 14, 2001).

           (1) Cuttyhunk owned 321,660 shares (9.0%)

           (2) Anegada owned 82,640 shares (2.3%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions in the past 60 days.



------------------------------------------------------
                     Amount     Price
                     Bought/     Per     Where & How
Party     Date       (Sold)     Share     Effected
------------------------------------------------------

Anegada   12/26/01   (12,800)    2.405    Open Market

Anegada   12/27/01   (18,800)    2.320    Open Market

Anegada   12/28/01    (1,500)    2.220    Open Market

Anegada   12/31/01    (3,100)    1.920    Open Market

Anegada     1/2/02      (600)    2.050    Open Market

Cuttyhunk 12/26/01   (28,900)    2.405    Open Market

Cuttyhunk 12/27/01   (42,200)    2.320    Open Market

Cuttyhunk 12/28/01    (3,500)    2.220    Open Market

Cuttyhunk 12/31/01    (6,900)    1.920    Open Market

Cuttyhunk   1/2/02    (1,400)    2.050    Open Market


        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for the Cuttyhunk and Anegada.

Item 7  Material to Be Filed as Exhibits

        N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 2, 2002
                          J. Carlo Cannell

                          /s/  J. Carlo Cannell
                         ---------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                          /s/  J. Carlo Cannell
                          --------------------------------
                          J. Carlo Cannell, Managing Member

                           Then Anegada Fund, Limited

                          /s/ J. Carlo Cannell
                          --------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                          /s/ J. Carlo Cannell
                          --------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser